Free Writing Prospectus
Filed Pursuant to Rule 433
Relating to Preliminary Prospectus Supplement Filed June 12, 2006
Registration Statement No. 333-132868
Zions Bancorporation
Free Writing Prospectus Dated June 22, 2006
     The information in this free writing prospectus supplements the information contained in, and should be read together with, the preliminary prospectus supplement of Zions Bancorporation filed with the Securities Exchange Commission (the “SEC”) on June 12, 2006 (including the base prospectus filed with the SEC on March 31, 2006, as well as the documents incorporated by reference therein).
     On June 20, 2006, Dow Jones Newswires published an article regarding Zions Bancorporation (“Zions”), the full text of which is reproduced below. The information set forth in the article was not prepared by Zions and, with the exception of the statements and acknowledgements attributed directly to Mr. Evan Hill in the 10th, 11th, 12th, 14th, 15th, 17th, 24th and 25th paragraphs of the article, constitutes the author’s opinion, which is not necessarily endorsed or adopted by Zions. In particular, Zions assumes no responsibility for the statements in the 5th, 6th 7th, 8th, 9th, 19th, 20th, 21st, 22nd and 23rd paragraphs of the article, which were statements made by people unrelated to Zions.
     For purposes of clarification, the option expense valuation of $16 attributed to Mr. Evan Hill in the first sentence of the 14th paragraph of this article resulted from a hypothetical valuation based on historical assumptions applicable prior to the promulgation of Statement of Financial Accounting Standards No. 123R, Share Based Payment, issued by the Financial Accounting Standards Board. Rather than as reported in this article, the hypothetical valuation is not an indication of the value of the Employee Stock Option Appreciation Rights Securities being offered by Zions (the “ESOARS”), as determined using Zions’ current method of calculating option expense. Zions has not yet determined its option expense attributable to the stock options underlying the ESOARS, and the market value of the ESOARS themselves will be determined pursuant to a public auction.
     For purposes of clarification, rather than as reported in the 15th paragraph of this article, the SEC has not affirmatively approved or disapproved of the offering of the ESOARS.
Zions Proposal To Value Options Faces Regulatory Hurdles
[Dow Jones & Company, Inc. — 2006-06-20]
By Patricia Kowsmann, Of DOW JONES NEWSWIRES
     Can the value of employee stock options be higher when they are given than when they are received? The answer by regulators to that riddle could ultimately determine the success of a plan by Zions Bancorporation (ZION) to revolutionize stock option accounting.

     The Zions plan was spurred by a recent change in accounting rules that requires companies to record the expense of granting employee stock options. Opponents of the change had argued that there is no good way to assign a value to those options, but now that companies must do so, they say traditional valuation models exaggerate the expense.
     Zions, of Salt Lake City, proposes to let the market decide the matter and has created a derivative security to mimic the value of employee stock options. Zions plans to offer the securities, formally named “Employee Stock Option Appreciation Rights Securities” and dubbed Esoars, in an auction this month.
     Zions’ theory is that the price fetched by Esoars will reflect the real cost of granting options — and allow the company to record substantially less expense for option grants. If regulators allow it, Zions hopes to market its method to other companies.
     But Cindy Ma, who was a member of the Financial Accounting Standards Board group that was set up to create option valuation guidelines, said she is skeptical that the SEC will approve the Zions model.
     Ma, vice president at Nera, an economic consulting arm of Marsh & McLennan Cos., argues that the Zions securities will inappropriately be pegged to the value received by employees when they get stock options, rather than the cost to the company of granting them.
     Employee stock options, Ma notes, are made less valuable than they otherwise would be because they can’t be freely traded or transferred, and are typically encumbered by restrictions that include a vesting schedule.
     To illustrate the issue, Ma offers the example of an employee who receives a $100 club membership from a company. Suppose, Ma says, that the employee isn’t allowed to use the membership immediately, can’t transfer or sell the membership, or doesn’t want it in the first place. Is that membership worth $100 to the employee? And what should the company record as an expense: $100 or the lower value that an employee might assign?
     “Financial statements are prepared to reflect the exposure of a company,” said Ma. Because Esoars reflect the value received by employees, she said, they don’t adequately reflect the cost to the company.
     Evan Hill, a Zions vice president who helped to develop the derivative security, disputed Ma’s analogy.
     “The analogy to athletic club memberships is inappropriate because athletic club memberships are not future cash rewards,” he said. “The cost up front to the company is the cost of the membership, regardless of the recipient’s use of the membership.”
     Hill granted that there could be “a very slight tax difference” in how grantors and grantees would value options, but otherwise said he “can’t see how people can argue that the value the investors would put onto Esoars is different than the costs the company faces by granting those stock options.”

     The mechanics of the Zions plan are contained in filings with the Securities and Exchange Commission. Each Esoars will allow holders the right to receive payments pegged to the exercise of stock options by employees, with Esoars holders receiving the same value that employees get when they exercise their options.
     Using Zions’ current method for calculating option expense, Esoars would be worth about $16 each, said Hill. In the auction, Hill said he expects the Esoars price to fall somewhere in a range of about $5 to the low teens.
     Zions has SEC approval to make the offering, but not to use the results for accounting purposes. Hill said if Zions gets approval from the SEC, it plans to market its methods to other companies that want to reduce their reported expense for stock option grants.
     Zions isn’t the first company to seek a market-based value for employee stock options. The SEC shot down attempts by others, including computer-networking giant Cisco Systems Inc. (CSCO).
     Hill said Zions’ method is different from Cisco’s because bidders will compete to set the price for Esoars. Cisco had planned private placements, which were criticized on the grounds that the seller and buyers would have a motive to collude to keep the price low, Hill said.
     Although Ma and other accounting experts express concerns about the details of the Zions plan, there is general agreement that a market-based model could be useful in valuing stock options.
     Despite her reservations about the Zions plan, Ma said a market-based model would be preferable to current methods, and an auction would be “a fair approach.”
     Joshua Ronen, an accounting professor at New York University’s Stern School of Business, said a market-based model would improve on current methods even if it didn’t account for a possible valuation difference between grantors and grantees.
     “The market valuation will be more reliable in any case, even if it underestimates a little bit the value of the options,” Ronen said.
     Peter Wysocki, an accounting professor at MIT’s Sloan School of Management, also supports a market-based approach, but warns that Zions’ auction will only succeed if demand for the securities is high enough that the market is deemed liquid.
     “You need to be careful whether, in fact, that truly is a liquid market that reflects the ability of investors to buy and sell based on the best available information,” he said.
     Hill said bidders are already calling for information and registering on the Esoars Web site.
     “The case that we make to the SEC is largely a function of how many bidders we have,” he said. “All the indications at this point are that we are going to have many bidders.”

     The auction, for 93,603 Esoars, is to be hosted on the Internet Web site www.esoars.com. The auction is scheduled to open at 9:30 a.m. EDT June 28 and close at 4:15 p.m. EDT June 29.
-By Patricia Kowsmann, Dow Jones Newswires; 202-862-1350; patricia.kowsmann@ dowjones.com
(END) Dow Jones Newswires
06-20-06 1657ET
Copyright (c) 2006 Dow Jones & Company, Inc.
Forward-Looking Statements
     In addition to historical information, this free writing prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the timing and benefits of the proposed transaction, expected synergies, and anticipated future financial operating performance and results. Such statements encompass Zions’ beliefs, expectations, hopes or intentions regarding future events. Words such as “expects,” “intends,” “believes,” “anticipates,” “should,” “likely” and similar expressions identify forward-looking statements. All forward-looking statements included in this release are made as of the date hereof and are based on information available to Zions as of such date. Zions assumes no obligation to update any forward-looking statement. Risk factors, cautionary statements and other conditions which could cause actual results to differ from management’s current expectations are contained in Zions’ filings with the Securities and Exchange Commission, including the section of Zions’ preliminary prospectus supplement dated June 12, 2006, entitled “Risk Factors.”
     Zions Bancorporation has filed a registration statement (including a prospectus) with the SEC (File no. 333-132868) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Zions Bancorporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1 (800) 524-8875. You may also get a copy at www.esoars.com.

4